Exhibit 99.1

Date: January 24, 2017

The Manager – Listing,

The Stock Exchange, Mumbai.

The Manager – Listing,

The National Stock Exchange of India Limited

The Market Operations

New York Stock Exchange

Dear Sir,

Sub: Press release

Pursuant to the requirement under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, we are enclosing a copy of the press release for your reference.

Thanking you

Yours faithfully

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560035, India.

Tel: +91-80-2844 0011, Fax: +91-80-2844 0054, Website: www.wipro.com, Email: info@wipro.com, CIN No. L32102KA1945PLC020800

Wipro Limited announces retirement of TK Kurien

Bangalore, India and East Brunswick, New Jersey, USA, January 24, 2017 – Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting, and business process services company, today announced that TK Kurien, Executive Vice Chairman & Member of the Board will retire on January 31, 2017 after completing a distinguished career with the company.

Azim Premji, Chairman, Wipro Limited said, “TK has been an integral part of the organization’s leadership for years. He has played a vital role in building and scaling many of Wipro’s successful businesses besides spearheading our transformation into a future ready organization. TK has long been a powerful voice in championing and espousing the cause of the industry in various fora around the world. I thank him and his family for his immense contribution to Wipro and wish him the very best for the next phase of his life and career.”

Wipro Limited announced the elevation of TK Kurien as Executive Vice Chairman and the appointment of Abidali Z Neemuchwala as the Chief Executive Officer and Executive Director a year ago.

“TK and Abid have worked together over the past 12 months to complete a smooth and effective transition. In the past year, TK and Abid have charted out a new technology roadmap and further deepened our client relationships besides scaling our big bets in automation, artificial intelligence and digital,” Premji added. This seamless transition has allowed TK to advance his retirement from the previously planned date by two months.

“I consider myself deeply honored and privileged to have been a part of this organisation. Together, we launched and led businesses to global recognition. We have grown manifold and are today a partner of choice for several marquee names around the world. I thank my colleagues and other stakeholders for their support over the years,” said TK Kurien, Executive Vice Chairman & Member of the Board, Wipro Limited.

“It has been my privilege and honor to work closely with TK, an exceptional leader gifted with a sharp intellect and an uncanny ability to sense technology trends well ahead of time. His abiding interest in history and deep understanding of finance gives him a rare perspective beyond the technology landscape. I wish him the very best,” said Abidali Z Neemuchwala, Chief Executive Officer and Executive Director, Wipro Ltd.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 170,000, serving clients across 6 continents. For more information, please visit www.wipro.com

Media Contact:

Vipin Nair

Wipro Limited

Vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.